UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Qrons Inc.
(Exact name of registrant as specified in its charter)

Wyoming	81-3623646
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

611 N. Brand Boulevard, Suite 1300, Glendale, California 91203
(Address of principal executive offices) (Zip code)
+1 (587) 577-9261
(Registrant's telephone number, including area code)

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQURIED IN CONNECTION WITH

THE SCHEDULE 14F-1. NO PROXIES ARE BEING SOLICITED.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

February 6, 2025

____________________________________________________________________

The information provided in this Schedule 14f-1 was not timely filed with the Securities and Exchange Commission by Qrons Inc.

____________________________________________________________________

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share, of Qrons Inc., a Wyoming corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF QRONS INC., NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

INTRODUCTION

This Information Statement relates to a change in the composition of our Board of Directors (the “Board”) that occurred on January 31, 2025, in connection with a Plan and Agreement of Merger (the “Merger Agreement”) by and among the Company, Primary Merger Sub, Inc. and First Person Ltd., an Alberta, Canada, corporation (“First Person”), pursuant to which First Person became a wholly-owned subsidiary of the Company. This Information Statement is being mailed on or about February 4, 2025.

The terms of the Merger Agreement provide, among other things, that all of the issued and outstanding shares of common stock of First Person be exchanged for 8,000 shares of Series B Convertible Preferred Stock of the Company.

Pursuant to the Merger Agreement, the majority of the Board at the closing of the Merger Agreement changed: Jonah Meer and Ido Merfeld, the Company’s prior directors, resigned and appointed Cory J. Rosenberg, Chris L. Claussen, Ariel Fainsod, Gail D. Hamilton Azodo and Rosema J. Nemorin as the Company’s Board.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, which has been filed as Exhibit 2.1 to that certain Current Report on Form 8-K of the Company filed with the SEC on February 5, 2025.

No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our shareholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). However, this Information Statement is not timely filed.

Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning our new executive officers and directors. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of February 6, 2025, our outstanding capital stock entitled to vote at a meeting of our shareholders included our common stock, Series A Preferred Stock and Series B Convertible Preferred Stock. Each share of common stock and each share of Series B Convertible Preferred Stock entitles the holder thereof to one vote; the holders of Series A Preferred Stock vote together as a single class with the holders of the Company’s common stock and the holders of any other class or series of shares entitled to vote with the common stock, with the holders of Series A Preferred Stock being entitled to 66 2/3% of the total votes on all such matters, regardless of the actual number of shares of Series A Preferred Stock then outstanding. As of February 6, 2025, there were 17,599,999 shares of our common stock issued and outstanding, 2,000 shares of Series A Preferred Stock issued and outstanding and 8,000 shares of Series B Convertible Preferred Stock issued and outstanding. No vote or other action by our stockholders is required in connection with this Information Statement.

2

CHANGE OF CONTROL

Pursuant to the Merger Agreement, the majority of the Board at the closing of the Merger Agreement changed: Jonah Meer and Ido Merfeld, the Company’s prior directors, resigned and appointed Cory J. Rosenberg, Chris L. Claussen, Ariel Fainsod, Gail D. Hamilton Azodo and Rosema J. Nemorin as the Company’s Board.

The shares of our Series B Convertible Preferred Stock issued to the former First Person shareholders were issued in reliance upon exemptions from registration pursuant to Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D, and Regulation S under the Securities Act.

DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors Prior to the Change in Control

The following table sets forth the officers and directors of Qrons Inc. immediately prior to the January 31, 2025, change-in-control transaction.

Name	Age	Position(s)

Jonah Meer	68	Chief Executive Officer, Chief Financial Officer, Secretary and Director
Ido Merfeld	59	President and Director

Jonah Meer. Mr. Meer served as our Chief Executive Officer, Chief Financial Officer, Secretary and a Director from the formation of the Company on September 22, 2016, through January 31, 2025. Mr. Meer is an attorney, accountant and entrepreneur. His career started in 1979 and has been spent both in the financial services industry and in the investment world. He has held many executive and fiduciary roles with numerous private and public companies and entities, including as Chief Operating Officer of a U.S. broker dealer. Separately he has served on numerous public and private company boards of directors. Since 1998 he has been CEO of jTrade Global LLC (formerly known as jBroker Global Inc.), a software marketing company. In 2005 he was appointed by the Equity Committee to serve as a Bankruptcy Trustee in the Southern District of New York to wind down a complex liquidating trust, which was finally terminated in 2015. Mr. Meer has founded private investment companies investing in special situations and alternative investments, including most recently Decagon LLC, a Florida limited liability company, doing business as CubeSquare LLC, a Florida limited liability company (“CubeSquare”) which invests in special situations and alternative investments involving public and pre-public companies. CubeSquare does not have a controlling interest in any public company and is not registered as an investment advisor. In 2020 he was appointed to the board of Metro One Telecommunications, now a reporting company which he resigned from in January 2024. Mr. Meer received his Master of Law degree from New York University, in addition to holding juris doctor and accounting degrees. As a co-founder and Chief Executive Officer, Mr. Meer is involved with the Company’s day-to-day operations, which led to his appointment to the Board.

Dr. Ido Merfeld. Dr. Merfeld served as our President and a Director from the formation of the Company on September 22, 2016, through January 31, 2025. In October 1991, Dr. Merfeld co-founded Ivory Software Systems based in Tel Aviv Israel, a start-up company specializing in servicing the financial services industry both in Israel and abroad (“Ivory”). Ivory developed and maintains software, infrastructure and products that allow large financial institutions to trade in the global securities markets on a real time basis. In the last 10 years, he has also been involved in the establishment of several start-up companies.  . In 2014 Dr. Merfeld, resigned as CEO of Ivory to become its Chairman. Dr. Merfeld received his PhD . in molecular biology and Neuroscience from Ariel. In September 2021, Mr. Merfeld joined the Board of Directors of Ariel University and in 2022 was appointed Chairman of Ariel Scientific Innovation Ltd, the University’s technology transfer division, from which he resigned  from Chairman in September 2023. Dr. Merfeld previously received his B.A. in Computer Science, Statistics & Economics from Bar-Ilan University in Israel. As a co-founder and President, Dr. Merfeld’s management and business experience and his involvement with the Company’s day-to-day operations led to his appointment to the Board.

3

Executive Officers and Directors Following the Exchange

Upon the consummation of the Merger Agreement, the following individuals were appointed to the Board and as executive management of the Company.

Name	Age	Position
Cory Rosenberg	45	Director, Chief Executive Officer, President, Acting Chief Financial Officer and Secretary
Chris L. Claussen	55	Director and Chief Innovation Officer
Ariel Fainsod	45	Director
Gail D. Hamilton Azodo	41	Director
Rosema J. Nemorin	43	Director

Cory Rosenberg, prior to joining the Company, has been Chairman, Chief Executive Officer and President of First Person since January 2021. Prior thereto, Mr. Rosenberg co-founded and led a high-growth premium international fashion and consumer brand, Hook & Albert, in January 2011. He successfully sold the business to a private equity fund in August 2016. Following the sale, Mr. Rosenberg continued as Co-Chief Executive Officer of Hook & Albert and joined the acquiring fund as a Managing Partner, a position he held from August 2016 until September 2019, advising on acquisition and integration strategy and helping build the foundation for an in-house shared services platform, unlocking value for high-growth portfolio brands. In September 2019, Mr. Rosenberg exited to build the framework for First Person. Mr. Rosenberg is a senior executive and seasoned entrepreneur with more than fourteen years of experience building, leading, and growing omni-channel retail and consumer-packaged-goods brands. As a former investment banker, Mr. Rosenberg advised on corporate strategy, mergers and acquisitions, and capital market activities. He received a Bachelor of Arts degree from Union College and a Master of Business Administration degree from the Darden School at the University of Virginia.

Chris L. Claussen, prior to joining the Company, has been Chief Innovation Officer of First Person since January 2021. Prior thereto, Mr. Claussen was a partner and project manager of Three Point Group LLC, a company that assists companies with strategic planning, profit improvement, valuation services, and business exit strategies, from February 2016 until January 2021. Mr. Claussen was the co-founder and Director of Operations for Memento Group LLC, a consumer product innovation business, from January 2018 until December 2020. Mr. Claussen has over twenty years of experience in product and business development. During the five years prior to joining the Company, Mr. Claussen focused on innovative product development in the functional foods and medicinal mushrooms space at Cognitive Performance Consultants. He received a Bachelor of Business Administration degree from Oklahoma State University.

Ariel Fainsod co-founded Lease for U in September 2016, and is Lease for U’s Chief Executive Officer. Lease for U provides a comprehensive strategy for its clients with business activity looking for a viable alternative for the acquisition of their assets and financing of working capital. Prior to founding Lease for U, Mr. Fainsod was the Chief Financial Officer of AN Global in Mexico from 2013 to September 2016. Mr. Fainsod received a Master of Business Administration degree from the Darden School at the University of Virginia and a Bachelor of Science and Master of Science in Electronic Engineering from Universidad Iberomericana, Mexico City.

Gail D. Hamilton Azodo co-founded Sips Coffee Roasters in July 2019. Ms. Hamilton Azodo has been an Adjunct Professor at Florida International University since January 2019. Prior thereto, Ms. Hamilton Azodo was the North America whisky Marketing Manager for Bacardi, USA, from July 2014 until August 2016. Prior to that, Ms. Hamilton Azodo was a Brand Manager at Proctor & Gamble, from July 2011 until July 2014. Ms. Hamilton Azodo received a Master of Business Administration degree from the Darden School at the University of Virginia and her Bachelor of Science and Economics from the University of Florida.

Rosema J. Nemorin co-founded Lendstreet Financial in June 2010, and is Lendstreet Financial’s Chief Executive Officer. Lendstreet Financial is a marketplace lending platform which helps borrowers reduce debt and rebuild their credit. Mr. Nemorin received a Master of Business Administration degree from the Darden School at the University of Virginia and his Bachelor of Science and Sports Management from the University of Florida.

Terms of Office

The officers are appointed until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with the Company’s bylaws. The directors are appointed for one-year terms or until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with the Company’s bylaws.

Family Relationships

There are no family relationships between any of the Company’s executive officers and directors.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed), promoter or control person of the Company during the past ten (10) years.

4

Transactions with Related Persons

Stock Purchase Agreement. In conjunction with the Merger Agreement, pursuant to a stock purchase agreement (the “Control SPA”) Jonah Meer and Ido Merfeld each sold 1,000 shares of the Company’s Series A Preferred Stock to Cory Rosenberg, for $10.00 and other good and valuable consideration. Mr. Rosenberg’s ownership of all outstanding shares of Series A Preferred Stock provides him voting control of the Company.

Merger Agreement. Pursuant to the Merger Agreement, Cory Rosenberg, the Company’s current Chief Executive Officer and Director, and Chris L. Claussen, the Company’s current Chief Innovation Officer, were issued 590 shares and 273 shares of the Company’s Series B Convertible Preferred Stock, respectively.

Employment Agreement – Cory Rosenberg. Effective as of January 1, 2022, FP, Inc., a wholly-owned subsidiary of First Person, entered into an employment agreement with the Company’s now-Chief Executive Officer, Cory Rosenberg, which agreement will remain in effect for the foreseeable future. Mr. Rosenberg’s base salary is currently $150,000 per year and is reviewed annually for the purpose of determining increases, if any, based on his performance, the performance of FP, Inc., the then-prevailing salary scales for comparable positions, inflation, and other relevant factors. Mr. Rosenberg is eligible for an annual cash bonus in accordance with the terms of any annual cash bonus incentive plan maintained for FP, Inc.’s key executive officers, as amended from time to time. Mr. Rosenberg is entitled to participate in all employee benefit plans, programs, and arrangements made available generally to FP, Inc.’s senior executives or to other full-time employees on substantially the same basis that such benefits are provided to such senior executives of a similar level or to other full-time employees (including, without limitation profit-sharing, savings, and other retirement plans or programs (e.g., a 401(k) plan), long-term cash incentive plan, program, or arrangement, medical, dental, hospitalization, vision, short-term and long-term disability, and life insurance plans or programs, accidental death and dismemberment protection, travel accident insurance, and any other fringe benefit or employee welfare benefit plans or programs that may be sponsored by FP, Inc. from time-to-time, including any plans or programs that supplement the above-listed types of plans or programs, whether funded or unfunded); provided, however, that Mr. Rosenberg is not eligible to participate in any generally available severance benefit plan, program, or arrangement sponsored or maintained by FP, Inc. Mr. Rosenberg’s employment agreement provides for termination of his employment by either party for any reason upon thirty days’ prior written notice. Mr. Rosenberg’s employment terminates immediately upon his death. If Mr. Rosenberg becomes disabled (as defined in his employment agreement) then FP, Inc. may terminate his employment upon written notice. Mr. Rosenberg may terminate his employment for good reason (as defined in his employment agreement) if (i) not later than ninety days after the occurrence of any act or omission that constitutes good reason, he provides FP, Inc. with a written notice setting forth in reasonable detail the acts or omissions that constitute good reason, (ii) FP, Inc. fails to correct or cure the acts or omissions within thirty days after it receives such written notice, and (iii) Mr. Rosenberg terminates his employment after the expiration of such cure period but not later than sixty days after the expiration of such cure period. Mr. Rosenberg’s employment agreement provides that, upon the occurrence of any act or omission that constitutes cause (as defined in his employment agreement), FP, Inc. may terminate his employment if (i) no fewer than fifteen days prior to the termination date, FP, Inc. provides him with written notice of its intent to consider termination of his employment for cause, including a reasonably detailed description of the acts or omissions that our Board of Directors believes constitute cause; and (ii) Mr. Rosenberg fails to cure the acts or omissions that constitute cause within fifteen days after receiving such notice.

Issuances of Common Stock in Payment of Debt. Effective December 31, 2024, a total of 3,043,716 shares were issued to affiliates of the Company in payment of a total of $1,086,316 of indebtedness, as follows:

Name of Debtholder	Amount of Indebtedness Paid With Shares	Number of Shares of Common Stock Issued in Payment of Indebtedness
Jonah Meer(1)	$646,421	2,367,487 shares
Ido Merfeld(2)	$88,765	325,099 shares
Decagon LLC, d/b/a CubeSquare LLC(3)	$351,130	351,130 shares

(1)	Mr. Meer is the Company’s former Chief Executive Officer and Director.
(2)	Mr. Murfeld is the Company’s former President and Director.
(3)	This entity is managed by Mr. Meer and of which Mr. Merfeld is a member. Together, Messrs. Meer and Merfeld own 50% of the profit and loss interest in this entity.

Issuance of Common Stock as a Bonus. Effective December 31, 2024, the Company issued 100,000 shares of its common stock to Pavel Hilman, an advisory board member, which shares were valued at $.173 per share, or $17,300, in the aggregate.

Anti-Dilution Agreement. In connection with the Merger Agreement, effective January 31, 2025, the Company entered into an Anti-Dilution Agreement (the “Anti-Dilution Agreement”) with Jonah Meer (“Meer”), Ido Merfeld (“Merfeld”) and Decagon LLC, d/b/a CubeSquare LLC (“Decagon”), a company in which Meer and Merfeld have a 50% equity interest (Meer, Decagon and Merfeld are referred to as the “Qrons Shareholders”), and First Person Ltd. Meer and Merfeld are former directors of the Company.

Pursuant to the Anti-Dilution Agreement, the Qrons Sharesholders are protected from dilution in their respective ownership of Company common stock, as follows:

At any time after January 31, 2025, and continuing for a period that ends 12 months after the date of filing of the Company’s filing of its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Term”), if the Company issues shares of common stock (1) in payment of consulting services to third parties, (2) in payment of compensation to any officer, director, employee or agent of the Company, (3) in payment of any convertible debt instrument issued by the Company in accordance with the terms of any other convertible instrument issued by the Company not associated with a debt or equity funding transaction (each an “True-up Event”), the Company shall issue additional shares of its common stock (the “True-up Shares”) to each of Meer, Decagon and Merfeld.

True-up Shares shall be issued after each True-up Event to each of Meer, Decagon and Merfeld based on their ownership percentages of 5.98%, 0.28% and 4.34%, respectively (such ownership percentages being based on an assumed number of outstanding shares of Company common stock of 124,137,930 shares).

In addition, all shares of Company common stock owned by each of Meer, Decagon and Merfeld, including the True-up Shares, possess piggy-back registration rights, under the Anti-Dilution Agreement.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the Wyoming Statutes.

5

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Nevertheless, three of the Company’s directors, Ariel Fainsod, Gail D. Hamilton Azodo and Rosema J. Nemorin are considered to be independent, as determined by the standards for director independence set forth in the NASDAQ Marketplace Rules.

Board Meetings; Annual Meeting Attendance

The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended December 31, 2024. The Board has conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2024, through unanimous written consents of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at the annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our Chief Executive Officer and director at the address appearing on the first page of this Information Statement.

Committees of the Board

As the Company’s common stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, the Company is not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to the Company’s small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions, nor does the Company have any procedures by which security holders may recommend nominees to the Board. The Company does not currently have a hedging policy in respect of our common stock or insider trading policies and procedures.

The Company does not have a compensation committee or committee performing similar functions.

Board Leadership Structure and Role in Risk Oversight

Cory Rosenberg serves as the Company’s Chief Executive Officer, President, Chief Financial Officer, Secretary and Director. Chris L. Claussen serves as Chief Innovation Officer and Director. At present, the Company has determined that this leadership structure is appropriate for the Company, due to its relatively small size.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. The Company has no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of its common stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Shareholder Communication with the Board

Shareholders may send communications to the Board by writing to Qrons Inc., 611 N. Brand Boulevard, Suite 1300, Glendale, California 91203, Attention: Board of Directors.

Executive Compensation

The following table provides certain information regarding compensation awarded to, earned by or paid to the Company’s Chief Executive Officer and the other executive officer with compensation exceeding $100,000 during fiscal 2023 and 2022 (each a “Named Executive Officer”).

6

Summary Compensation Table

	Fiscal Year			Stock	Option
	Ended	Salary	Bonus	Awards	Awards		All Other	Total
Name and Principal Position	12/31	($)	($)	($)	($)		($)	($)
Jonah Meer,	2023	-	-	-	-		-	-
Chief Executive Officer, Chief Financial Officer, Secretary and Director	2022	-	-	-	160,210	(1)	-	160,210	(1)

Ido Merfeld,	2022	-	-	-	-		-	-
President and Director	2022	-	-	-	160,210	(1)	-	160,210	(1)

___________

(1) Represents a five-year option to purchase 325,000 shares of common stock at an exercise price of $2.00 per share, exercisable on December 22, 2022, and the grant date fair value computed in accordance with ASC Topic 718 as described in Note 10 to the financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2022.

2016 Stock Option and Stock Award Plan

On December 14, 2016, the Board adopted the Company’s 2016 Stock Option and Stock Award Plan (the “Plan”). The Plan provides for the award of stock options (incentive and non-qualified), stock awards and stock appreciation rights to officers, directors, employees and consultants who provide services to the Company. The terms of awards under the Plan are made by the Administrator of the Plan appointed by the Company’s Board of Directors, or in the absence of an Administrator, by the Board. The Company has reserved 10 million shares for issuance under the Plan.

The table below reflects all outstanding equity awards made to each Named Executive Officer that were outstanding at December 31, 2023.

Outstanding Equity Awards at December 31, 2023

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date

Jonah Meer	12/19/19	325,000	0	2.00	12/19/24
	12/20/20	325,000	0	2.00	12/20/25
	12/22/21	325,000	0	2.00	12/22/26
	12/22/22	325,000	0	2.00	12/22/27

Ido Merfeld	12/19/19	325,000	0	2.00	12/19/24
	12/20/20	325,000	0	2.00	12/10/25
	12/22/21	325,000	0	2.00	12/22/26
	12/22/22	325,000	0	2.00	12/22/27

Compensation of Directors

During the years ended December 31, 2024 and 2023, no compensation was paid to the Company’s directors in consideration for their services rendered in their capacities as directors.

7

Employment Agreement

Cory Rosenberg. Effective as of January 1, 2022, FP, Inc., a wholly-owned subsidiary of First Person, entered into an employment agreement with the Company’s now-Chief Executive Officer, Cory Rosenberg, which agreement will remain in effect for the foreseeable future. Mr. Rosenberg’s base salary is currently $150,000 per year and is reviewed annually for the purpose of determining increases, if any, based on his performance, the performance of FP, Inc., the then-prevailing salary scales for comparable positions, inflation, and other relevant factors. Mr. Rosenberg is eligible for an annual cash bonus in accordance with the terms of any annual cash bonus incentive plan maintained for FP, Inc.’s key executive officers, as amended from time to time. Mr. Rosenberg is entitled to participate in all employee benefit plans, programs, and arrangements made available generally to FP, Inc.’s senior executives or to other full-time employees on substantially the same basis that such benefits are provided to such senior executives of a similar level or to other full-time employees (including, without limitation profit-sharing, savings, and other retirement plans or programs (e.g., a 401(k) plan), long-term cash incentive plan, program, or arrangement, medical, dental, hospitalization, vision, short-term and long-term disability, and life insurance plans or programs, accidental death and dismemberment protection, travel accident insurance, and any other fringe benefit or employee welfare benefit plans or programs that may be sponsored by FP, Inc. from time-to-time, including any plans or programs that supplement the above-listed types of plans or programs, whether funded or unfunded); provided, however, that Mr. Rosenberg is not eligible to participate in any generally available severance benefit plan, program, or arrangement sponsored or maintained by FP, Inc. Mr. Rosenberg’s employment agreement provides for termination of his employment by either party for any reason upon thirty days’ prior written notice. Mr. Rosenberg’s employment terminates immediately upon his death. If Mr. Rosenberg becomes disabled (as defined in his employment agreement) then FP, Inc. may terminate his employment upon written notice. Mr. Rosenberg may terminate his employment for good reason (as defined in his employment agreement) if (i) not later than ninety days after the occurrence of any act or omission that constitutes good reason, he provides FP, Inc. with a written notice setting forth in reasonable detail the acts or omissions that constitute good reason, (ii) FP, Inc. fails to correct or cure the acts or omissions within thirty days after it receives such written notice, and (iii) Mr. Rosenberg terminates his employment after the expiration of such cure period but not later than sixty days after the expiration of such cure period. Mr. Rosenberg’s employment agreement provides that, upon the occurrence of any act or omission that constitutes cause (as defined in his employment agreement), FP, Inc. may terminate his employment if (i) no fewer than fifteen days prior to the termination date, FP, Inc. provides him with written notice of its intent to consider termination of his employment for cause, including a reasonably detailed description of the acts or omissions that our Board of Directors believes constitute cause; and (ii) Mr. Rosenberg fails to cure the acts or omissions that constitute cause within fifteen days after receiving such notice.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information known to the Company relating to the beneficial ownership of shares of the Company’s voting securities, as of February 6, 2025, by: each person who is known by us to be the beneficial owner of more than 5% of our outstanding voting stock; each director; each named executive officer; and all named executive officers and directors as a group. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

Name of Shareholder	Number of Shares Beneficially Owned	% Beneficially Owned(1)	Effective Voting Power
Common Stock
Executive Officers and Directors
Cory Rosenberg	0	0%
Chris Claussen	0	0%
Ariel Fainsod	0	0%
Gail D. Hamilton Azodo	0	0%	See Note 2
Rosema J. Nemorin	0	0%	and Note 4
Officers and directors, as a group (5 persons)	0	0%
Series A Preferred Stock(2)
Cory Rosenberg	2,000	100%
Series B Convertible Preferred Stock(3)
Cory Rosenberg	590	7.37%
Chris Claussen	273	3.41%

(1)

Based on (a) 17,599,999 shares of common stock outstanding as of February 6, 2025, (b) 2,000 shares of Series A Preferred Stock outstanding as of February 6, 2025, and (c) 8,000 shares of Series B Convertible Preferred Stock outstanding as of February 6, 2025,

(2)

For so long as the Series A Preferred Stock is issued and outstanding, the holders of Series A Preferred Stock shall vote together as a single class with the holders of the Company’s common stock and the holders of any other class or series of shares entitled to vote with the common stock, with the holders of Series A Preferred Stock being entitled to 66-2/3% of the total votes on all such matters.

(3)

On the third business day immediately following the Company’s having increased the number of authorized shares of common stock to no fewer than 500,000,000 shares, all then-outstanding shares of Series B Convertible Preferred Stock shall, ipso facto, be converted into shares of the Company’s common stock at a conversion rate of 12,492.931 shares of Company common stock for each one (1) share of Series B Convertible Preferred Stock.

(4)

The Company’s Chief Executive Officer, Cory Rosenberg, owns 100% of the outstanding shares of the Company’s Series A Preferred Stock. Mr. Rosenberg will, therefore, be able to control the management and affairs of the Company, as well as matters requiring the approval by the Company’s shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of its assets, and any other significant corporate transaction.

8

Changes in Control

The Company does not currently have any arrangements which if consummated may result in a change of control of our Company.

NO DISSENTERS’ RIGHTS

This Information Statement is being provided for informational purposes only and does not relate to any meeting of stockholders. As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the Agreements or resignation of directors.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board at: Yacht Finders, Inc., 41 Ulua Place Haiku, Hawaii 96708, Attention: Board of Directors.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

QRONS INC.

Dated: February 6, 2025	By:	/s/ Cory Rosenberg
Cory Rosenberg
Chief Executive Officer

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